Exhibit 99.1

Ninetowns Internet Technology Group Company Limited Enters

Into Merger Agreement for Going Private Transaction

BEIJING, January 29, 2014 —Ninetowns Internet Technology Group Company Limited (NASDAQ: NINE) (“Ninetowns” or the “Company”), one of China’s leading providers of online solutions for international trade, today announced that it has entered into an agreement and plan of merger, dated January 29, 2014 (the “Merger Agreement”), with Ninetowns Holdings Limited (“Parent”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, and Ninetowns Merger Sub Limited (“Merger Sub”), an exempted company with limited liability incorporated under the laws of the Cayman Islands wholly-owned by Parent, pursuant to which Parent will acquire the Company (the “Transaction”) for US$1.80 per ordinary share. This represents a premium of 66.7% over the closing price of US$1.08 on October 11, 2012, the last trading day prior to the Company’s announcement on October 12, 2012 that it had received a “going private” proposal.

Parent is jointly owned by Mr. Shuang Wang, a director and the chief executive officer of the Company, Ms. Min Dong, the wife of Mr. Shuang Wang and senior vice president of legal affairs, administration and human resources of the Company, Value Chain International Limited, a company incorporated under the laws of the British Virgin Islands and wholly owned by Mr. Shuang and Ms. Min Dong, Mr. Xiaoguang Ren, president of the Company, Mr. Kin Fai Ng, a director and senior vice president and company secretary of the Company, Oriental Plan Developments Limited, a company incorporated under the laws of the British Virgin Islands and wholly owned by Mr. Kin Fai Ng, Mr. Bolin Wu, chief technology officer of the Company, Mr. Zhonghai Xu, general manager for research and development of the Company, and Mr. Tommy Siu Lun Fork, chief financial officer of the Company (collectively, the “Consortium”). The Consortium collectively beneficially owns approximately 31.4% of the outstanding shares of the Company (excluding reserved shares and repurchased shares).

Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, at the effective time of the merger, Merger Sub will be merged with and into the Company, the Company will become a wholly-owned subsidiary of Parent and each of the Company’s ordinary shares issued and outstanding immediately prior to the effective time of the merger (including ordinary shares represented by ADSs, each of which represents one ordinary share) will be converted into the right to receive US$1.80 in cash without interest, except for the ordinary shares (including ordinary shares represented by ADSs): (a) beneficially owned by any member of the Consortium, (b) represented by ADSs held by JPMorgan Chase Bank, N.A. (the “Depositary”) for the Company which are reserved for issuance upon exercise of options and vesting of restricted shares under the company option plans, (c) held by the Depositary for the Company which were repurchased by the Company under the Company’s share repurchase plan and (d) owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights pursuant to Section 238 of the Cayman Islands Companies Law Cap. 22 (law 3 of 1961, as consolidated and revised).

The special committee formed by the Board of Directors (the “Special Committee”), which is composed solely of directors unrelated to the Parent, Merger Sub, the Consortium or any of the management members of the Company, negotiated the terms of the Merger Agreement with the assistance of its legal advisors.

The Transaction, which is currently expected to close before the end of the second quarter of 2014, is subject to the approval of the Merger Agreement and the Transaction by (i) an affirmative vote of shareholders representing not less than two-thirds of the ordinary shares present and voting in person or by proxy as a single class at the extraordinary general meeting of the Company’s shareholders which will be convened to consider the approval of the Merger Agreement and the Transaction (the “Shareholders’ Meeting”) and (ii) an affirmative vote of shareholders representing a majority of the ordinary shares present and voting in person or by proxy at the Shareholders’ Meeting other than the ordinary shares and ADSs beneficially owned (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1933) by any member of the Consortium, as well as certain other customary closing conditions. Members of the Consortium have agreed to vote in favor of such approval. If completed, the Transaction will result in the Company becoming a privately-held company and its ADSs will no longer be listed on the NASDAQ Global Market.

Latham & Watkins LLP is serving as U.S. legal advisor to the Special Committee and Maples and Calder is serving as Cayman Islands legal advisor to the Special Committee.

Paul Hastings LLP is serving as U.S. legal advisor to Ninetowns and Conyers Dill & Pearman is serving as Cayman Islands legal advisor to Ninetowns.

Ropes & Gray LLP is serving as U.S. legal advisor to the Consortium.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION

The Company will furnish to the Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the Transaction, which will include the Merger Agreement related to the Transaction. All parties desiring details regarding the Transaction are urged to review these documents, which are available at the SEC’s website (http://www.sec.gov).

In connection with the Transaction, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the Transaction will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE TRANSACTION AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Transaction and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:

Ninetowns Internet Technology Group Company Limited

22nd Floor, Building No. 1, Capital A Partners

No. 20 Gong Ti East Road

Chaoyang District, Beijing 100020

People’s Republic of China

Tel: +86 10 6589-9922

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the Transaction. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the Transaction when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the Transaction proceed.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

ABOUT NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

Ninetowns (NASDAQ: NINE) is a leading provider of online solutions for international trade, with its key services in automating import/export e-filing. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol “NINE”. More information can be found at ir.ninetowns.com.

Contacts:

Investor Relations (Beijing)

Daisy Wang

IR Manager

Ninetowns Internet Technology Group Company Limited

+86 (10) 6589-9904

daisywang@ninetowns.com

Investor Relations (U.S.)

Roland Tomforde

Managing Director

Taylor Rafferty

+1 (212) 889 4350

ninetowns@taylor-rafferty.com